Mail Stop 4561

August 1, 2008

Mr. Jay C. Peterson
Chief Financial Officer
Forgent Networks, Inc.
108 Wild Basin Road
Austin, TX 78746

> **Re: Forgent Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2007**
> **Filed October 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2007**
> **Filed June 14, 2007**
> **File No. 000-20008**

Dear Mr. Peterson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief